
                                                                                            Exhibit 99(c)


                                        Louisiana Power and Light Company
                             Computation of Ratios of Earnings to Fixed Charges and
                      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                            Twelve Months Ended
                                                                                December 31,                      September 30,
                                                              1990       1991       1992       1993       1994       1995

Fixed charges, as defined:
  Interest on long-term debt                                 $154,357   $158,816   $128,672   $124,633  $124,820     $124,992
  Interest on notes payable                                        87         --        150        898     1,948        1,729
  Other interest charges                                        6,378      5,924      5,591      5,706     4,546        5,230
  Amortization of expense and premium on debt - net(cr)         3,397      3,282      7,100      5,720     5,130        5,387
  Interest applicable to rentals                               12,906     11,381      9,363      8,519     8,332        9,088
                                                             ----------------------------------------------------------------

Total fixed charges, as defined                               177,125    179,403    150,876    145,476   144,776      146,426

Preferred dividends, as defined (a)                            42,365     41,212     42,026     40,779    29,171       28,777
                                                             ----------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $219,490   $220,615   $192,902   $186,255  $173,947     $175,203
                                                             ================================================================

Earnings as defined:

  Net Income                                                 $155,049   $166,572   $182,989   $188,808  $213,839     $243,325
  Add:
    Provision for income taxes:
      Federal and State                                        62,236      8,684     36,465     70,552    79,260      152,648
    Deferred Federal and State - net                           (9,655)    67,792     51,889     43,017    21,580      (27,948)
    Investment tax credit adjustment - net                     26,646      8,244     (1,317)    (2,756)  (37,552)     (36,721)
    Fixed charges as above                                    177,125    179,403    150,876    145,476   144,776      146,426
                                                             ----------------------------------------------------------------
Total earnings, as defined                                   $411,401   $430,695   $420,902   $445,097  $421,903     $477,730
                                                             ================================================================

Ratio of earnings to fixed charges, as defined                   2.32       2.40       2.79       3.06      2.91         3.26
                                                             ================================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.87       1.95       2.18       2.39      2.43         2.73
                                                             ================================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
